EXHIBIT 99.2
BANK OF MONTREAL
CALCULATION AGENCY AGREEMENT
BETWEEN
BANK OF MONTREAL
AND
BMO CAPITAL MARKETS CORP.
January 25, 2010
     Bank of Montreal (the “Bank”) proposes to issue and sell from time to time certain of its senior debt securities designated as Senior Medium-Term Notes, Series A (the “Notes”), pursuant to the terms of a Distribution Agreement, dated as of January 25, 2010, between the Bank and the Agents (as defined therein), as agents. The Notes are to be issued under a Senior Indenture, dated as of January 25, 2010 (the “Indenture”) between the Bank and Wells Fargo Bank, National Association, as Trustee (the “Trustee”). Terms used but not defined herein shall have the meanings assigned to them in the form of floating rate Note delivered to you herewith or in the Prospectus, dated May 16, 2008, as supplemented by the Prospectus Supplement, dated January 25, 2010 (together, the “Prospectus”), relating to the Notes.
     For the purpose of appointing an agent to perform the functions of the Calculation Agent as described in the Prospectus, including the determination of the amount of principal or interest payable on any Note that is linked to other securities, commodities, a foreign currency or currencies or an index or indices (excluding Notes which bear interest at the Commercial Paper Rate, U.S. Prime Rate, LIBOR, Treasury Rate, CMT Rate, CD Rate, Federal Funds Rate and EURIBOR) to be set forth in one or more pricing supplements to the Prospectus (collectively, the “Floating Rate Indices”), the Bank and BMO Capital Markets Corp. agree as follows:
     1. Upon the terms and subject to the conditions contained herein, the Bank hereby appoints BMO Capital Markets Corp. (in such capacity, the “Calculation Agent”) for the purpose of performing the functions of the Calculation Agent as described in the Prospectus, in the manner and at the times provided in the Notes, the Prospectus and any applicable pricing or product supplement, except with respect to Notes issued on or after the date hereof where a different calculation agent is designated in the applicable pricing or product supplement.
     2. Except as provided in paragraph 3, the Calculation Agent shall perform the functions of the Calculation Agent described in the Prospectus and shall use due care to determine the Floating Rate Indices and all other matters which are required to be determined or provided by the Calculation Agent pursuant to the terms of the applicable Note and as described in the Prospectus and in any applicable pricing supplement or product supplement, and (i) shall communicate the same and the relevant interest payment date to the Bank, the Trustee and any paying agent identified to it in writing on the day of such determination or performance and (ii) if applicable, upon the request of a Holder of such a Note, provide the interest rate (based on the applicable Floating Rate Indices) then in effect and, if determined, the interest rate (based on the applicable Floating Rate Indices) that will become effective on the next Interest Reset Date.
     3. The Calculation Agent accepts its obligations set forth herein, upon the terms and subject to the conditions hereof, including the following, to all of which the Bank agrees:
     (a) The Calculation Agent shall be entitled to such compensation as may be agreed upon from time to time in writing with the Bank for all services rendered by the Calculation Agent, and the Bank promises to pay such compensation and to reimburse the Calculation Agent for the reasonable, documented out-of-pocket expenses (including counsel fees and expenses) incurred by it in connection with the services rendered by it hereunder upon receipt of such invoices as the Bank shall reasonably require. The Bank also agrees to indemnify the Calculation Agent for, and to hold it harmless against, any and all loss, liability, damage, claim or expense (including the costs and expenses of defending against any claim of liability) incurred by the Calculation Agent that arises out of, or in connection with, its accepting appointments, or acting as Calculation Agent hereunder, except such as may result from the gross negligence, willful misconduct or bad faith of the Calculation Agent or any of its agents or employees. The Calculation Agent shall incur no liability and shall be indemnified and held harmless by the Bank for, or in respect of, any actions taken, omitted to be taken or suffered to be taken in good faith by the Calculation Agent in reliance upon (i) the written opinion or advice of legal advisors satisfactory to it or (ii) written instructions from the Bank. The Calculation Agent shall not be liable for any error resulting from the use of or reliance on a source of information used in good faith and with due care to make any determination, calculation or declaration hereunder. The provisions of this paragraph shall survive the termination of this agreement.
     (b) In acting under this agreement and in connection with the Notes, the Calculation Agent is acting solely as agent of the Bank and does not assume any obligations to, or relationship of agency or trust for or with, any of the owners or holders of the Notes.
     (c) The Calculation Agent shall be protected and shall incur no liability for or in respect of any action taken or omitted to be taken or anything suffered by it in reliance upon the terms of the Notes, any notice, direction, certificate, affidavit, statement or other paper, document or communication reasonably believed by it to be genuine and to have been approved or signed by the proper party or parties.
     (d) Unless herein otherwise specifically provided, any order, certificate, notice, request, direction or other communication from the Bank made or given by it under any provision of this agreement shall be sufficient if signed by any officer of the Bank.

     (e) The Calculation Agent shall be obligated to perform only such duties as are specifically set forth herein, in the Prospectus or in any applicable pricing or product supplement, and no implied duties or obligations shall be read into this agreement against the Calculation Agent.
     (f) The Calculation Agent may, upon obtaining the prior written consent of the Bank, perform any duties hereunder by or through its agents or attorneys, and the Calculation Agent shall not be responsible for any misconduct or negligence on the part of any agent or attorney appointed with due care by it hereunder.
     4. (a) The Calculation Agent may at any time resign as Calculation Agent by giving written notice to the Bank of such intention on its part, specifying the date on which its desired resignation shall become effective; provided, however, that such date shall never be earlier than 60 days after the receipt of such notice by the Bank, unless the Bank agrees in writing to accept less notice. The Bank may remove the Calculation Agent (with or without cause) at any time by filing with the Calculation Agent an instrument in writing signed on behalf of the Bank by an authorized person thereof and specifying such removal and the date when it is intended to become effective. Such resignation or removal shall take effect upon the date of the appointment by the Bank, as hereinafter provided, of a successor Calculation Agent. If within 60 days after notice of resignation or removal has been given, a successor Calculation Agent has not been appointed, the Calculation Agent may petition a court of competent jurisdiction to appoint a successor Calculation Agent. A successor Calculation Agent shall be appointed by the Bank by an instrument in writing signed on behalf of the Bank by an authorized person thereof and the successor Calculation Agent. Upon the appointment of a successor Calculation Agent and acceptance by it of such appointment, the Calculation Agent so superseded shall cease to be such Calculation Agent hereunder. Upon its resignation or removal, the Calculation Agent shall be entitled to the payment by the Bank of its compensation, if any is owed to it, for services rendered hereunder and to the reimbursement of all reasonable out-of-pocket expenses incurred in connection with the services rendered by it hereunder.
     (b) Any successor Calculation Agent appointed hereunder shall execute and deliver to its predecessor and to the Bank an instrument accepting such appointment hereunder, and thereupon such successor Calculation Agent, without any further act, deed or conveyance, shall become vested with all the authority, rights, powers, trusts, immunities, duties and obligations of such predecessor with like effect as if originally named as such Calculation Agent hereunder, and such predecessor, upon payment of its charges and disbursements then unpaid, shall thereupon become obliged to transfer and deliver, and such successor Calculation Agent shall be entitled to receive, copies of any relevant records maintained by such predecessor Calculation Agent.
     (c) Any corporation into which the Calculation Agent may be merged or converted or with which the Calculation Agent may be consolidated, any corporation resulting from any merger, conversion, or consolidation to which the Calculation Agent shall be a party, or any corporation succeeding to all or substantially all of the corporate trust business of the Calculation Agent, shall, to the extent permitted by applicable law, be the successor Calculation Agent under this agreement without the execution or filing of any paper or any further act on the part of any of the parties hereto. Notice of any such merger, conversion, consolidation or sale shall forthwith be given to the Bank.
     5. Any notice required to be given hereunder shall be delivered in person, sent by letter, first class mail, or facsimile or communicated by telephone (subject, in the case of communication by telephone, to confirmation dispatched within twenty-four hours by letter or by facsimile), in the case of the Bank, Bank of Montreal, 1 First Canadian Place, 18th Floor, Toronto, Ontario, Canada M5X 1A1, telephone: (416) 867-3834, and in the case of the Calculation Agent, BMO Capital Markets Corp., 115 S LaSalle Street, 37th Floor W, Chicago, Illinois 60603, telephone: (312) 845-4010, or to any other address of which any party shall have notified the others in writing as herein provided. Any notice hereunder given by telecopy or letter, first class mail, shall be deemed to be received upon actual receipt thereof.
     6. This agreement shall be governed by, and construed in accordance with, the laws of the State of New York.
     7. This agreement may be executed by each of the parties hereto in any number of counterparts, each of which counterparts, when so executed and delivered, shall be deemed to be an original and all such counterparts shall together constitute one and the same agreement.

     IN WITNESS WHEREOF, the parties hereto have caused this agreement to be executed as of the date first above written.

BANK OF MONTREAL
By	/s/ Cathryn E. Cranston
	Name:	Cathryn E. Cranston
	Title:	Senior Vice President, Financial Strategy

By	/s/ Patrick Cronin
	Name:	Patrick Cronin
	Title:	Executive Managing Director & Head, Financial Products & Debt Products BMO Capital Markets

BMO CAPITAL MARKETS CORP.
By	/s/ Bob DiGangi
	Name:	Bob DiGangi
	Title:	Managing Director BMO Capital Markets